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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                       Waste Management International plc
                      ------------------------------------
                                (Name of Issuer)

                                Ordinary Shares
                      ------------------------------------
                         (Title of Class of Securities)

                                   G94641100
                                  -----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (10-88)                Page 1 of 7 pages

-----------------------                                  ---------------------
  CUSIP NO. G94641100                13G                   PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      WMX TECHNOLOGIES, INC.
      IRS EMPLOYER IDENTIFICATION NO. 36-2660763

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            210,000,000 ordinary shares of 10 pence each /(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          90,000,000 ordinary shares of 10 pence each /(2)/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             210,000,000 ordinary shares of 10 pence each

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          90,000,000 ordinary shares of 10 pence each /(2)/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      300,000,000 ordinary shares of 20 pence each /(1)(2)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      80% /(1)(2)/

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------
/(1)/ 210,000,000 of such shares are beneficially owned through a wholly owned subsidiary of the reporting person.
/(2)/ 90,000,000 of such shares are beneficially owned through majority-owned subsidiaries of the reporting person.


                               Page 2 of 7 pages

-----------------------                                  ---------------------
  CUSIP NO. G94641100                13G                   PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RUST INTERNATIONAL INC.
      IRS EMPLOYER IDENTIFICATION NO. 63-1081055

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            45,000,000 ordinary shares of 10 pence each /(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             45,000,000 ordinary shares of 10 pence each /(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      45,000,000 ordinary shares of 10 pence each /(1)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      12% /(1)/

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
/(1)/ All of such shares are beneficially owned through a wholly-owned subsidiary of the reporting person.


                               Page 3 of 7 pages

-----------------------                                  ---------------------
  CUSIP NO. G94641100                 13G                  PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      WHEELABRATOR TECHNOLOGIES INC.
      IRS EMPLOYER IDENTIFICATION NO. 22-2678047

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            45,000,000 ordinary shares of 10 pence each /(1)/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             45,000,000 ordinary shares of 10 pence each /(1)/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      45,000,000 ordinary shares of 10 pence each /(1)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12% /(1)/

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
/(1)/ All of such shares are beneficially owned through a wholly-owned subsidiary of the reporting person.


                               Page 4 of 7 pages

                                                               Page 5 of 7 pages


ITEM 1.     ISSUER.

     (a)    The name of the issuer is Waste Management International plc

     (b) The address of the principal executive offices of the issuer is 3 Shortlands, Hammersmith International Centre, London W6 8RX, England.

ITEM 2.     PERSONS FILING.

     (a) The names of the persons filing this Schedule 13G are WMX Technologies, Inc. ("WMX"), Rust International Inc. ("Rust") and Wheelabrator Technologies Inc. ("WTI").

     (b) The address of the principal business office of WMX is 3003 Butterfield Road, Oak Brook, Illinois 60521. The address of the principal business office of Rust is 100 Corporate Parkway, Birmingham, Alabama 35201. The address of the principal business office of WTI is Liberty Lane, Hampton, New Hampshire 03842.

     (c) Each of the persons filing this Schedule 13G is a Delaware corporation.

     (d)(e) The title of the class of securities with respect to which this
            Schedule 13G is filed is Waste Management International plc ordinary shares of 10 pence each ("Ordinary Shares"), CUSIP No. G94641100.

ITEM 3.     TYPE OF REPORTING PERSON.  Not applicable.

ITEM 4.     OWNERSHIP.

     (a)    Amount Beneficially Owned by WMX:     300,000,000 Ordinary Shares/1/
            Amount Beneficially Owned by Rust:     45,000,000 Ordinary Shares
            Amount Beneficially Owned by WTI:       45,000,000 Ordinary Shares

     (b)    Percent of Class Beneficially Owned by WMX:   80%
            Percent of Class Beneficially Owned by Rust:  12%
            Percent of Class Beneficially Owned by WTI:   12%

--------------------------
/1/ As of December 31, 1995, Rust and WTI were each the beneficial owners of 45,000,000 Ordinary Shares. Because of WMX's approximately 60% and 57% ownership of Rust and WTI, respectively, WMX may be deemed to have the indirect power to vote and dispose of the Ordinary Shares owned by Rust and WTI and also to beneficially own them. However, WMX disclaims beneficial ownership of such shares, and its joining in the filing of this Schedule 13G shall not be construed as an admission that WMX is the beneficial owner of such shares.

                                                               Page 6 of 7 pages

     (c)  (1)  Number of Ordinary Shares as to which WMX has:
               (i) sole power to vote or direct the vote: 210,000,000 Ordinary Shares/1/
               (ii) shared power to vote or direct the vote: 90,000,000 Ordinary Shares
               (iii)  sole power to dispose or direct the disposition of:
                      210,000,000/1/ Ordinary Shares
               (iv)   shared power to vote or direct the disposition of:
                      90,000,000 Ordinary Shares

          (2)  Number of Ordinary Shares as to which Rust has:
               (i) sole power to vote or direct the vote: 45,000,000 Ordinary Shares
               (ii)   shared power to vote or direct the vote: none
               (iii)  sole power to dispose or direct the disposition of:
                      45,000,000 Ordinary Shares
               (iv)   shared power to vote or direct the disposition of: none

          (3)  Number of Ordinary Shares as to which WTI has:
               (i) sole power to vote or direct the vote: 45,000,000 Ordinary Shares
               (ii)   shared power to vote or direct the vote: none
               (iii)  sole power to dispose or direct the disposition of:
                      45,000,000 Ordinary Shares
               (iv)   shared power to vote or direct the disposition of: none

ITEM 5.   OWNERSHIP OF FIVE PERCENT.  Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.  Not applicable.

ITEM 10.  CERTIFICATION.  Not applicable.

--------------------------

     /1/As of December 31, 1995, Rust and WTI were each the beneficial owners of 45,000,000 Ordinary Shares. Because of WMX's approximately 60% and 57% ownership of Rust and WTI, respectively, WMX may be deemed to have the indirect power to vote and dispose of the Ordinary Shares owned by Rust and WTI and also to beneficially own them. However, WMX disclaims beneficial ownership of such shares, and its joining in the filing of this Schedule 13G shall not be construed as an admission that WMX is the beneficial owner of such shares.

                                                               Page 7 of 7 pages

                                   SIGNATURES
                                   ----------


     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certify that the information set forth in this statement is true, correct and complete.



Dated:  February 12, 1996


                                       WMX TECHNOLOGIES, INC.



                                       By:  /s/ Thomas A. Witt
                                           -------------------
                                             Thomas A. Witt
                                             Vice President

                                       RUST INTERNATIONAL INC.



                                       By:   /s/ Thomas A. Witt
                                            -------------------
                                             Thomas A. Witt
                                             Assistant Secretary

                                       WHEELABRATOR TECHNOLOGIES INC.



                                 By:   /s/ Herbert A. Getz
                                      --------------------
                                       Herbert A. Getz
                                       Secretary